SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 16)*

Urstadt Biddle Properties Inc.
(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

917286106
(CUSIP Number)

Charles J. Urstadt
Chairman and Chief Executive Officer
Urstadt Biddle Properties Inc.
321 Railroad Avenue
Greenwich, Connecticut  06830
(203) 863-8200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 3, 2011
(Date of Event Which Requires Filing
of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 917286106
1 Names of Reporting Persons. Charles J. Urstadt
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A – See Item 5(c)
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 65,000
8 Shared Voting Power 3,438,272
9 Sole Dispositive Power 65,000
10 Shared Dispositive Power 3,438,272
11 Aggregate Amount Beneficially Owned by Each Reporting Person 3,503,272
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 40.6%
14 Type of Reporting Person (See Instructions) IN

CUSIP No. 917286106
1 Names of Reporting Persons. Urstadt Property Company, Inc.
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,403,267
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,403,267
11 Aggregate Amount Beneficially Owned by Each Reporting Person 3,403,267
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 39.4%
14 Type of Reporting Person (See Instructions) CO

CUSIP No. 917286106
1 Names of Reporting Persons. Elinor F. Urstadt
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 31,050
8 Shared Voting Power 0
9 Sole Dispositive Power 31,050
10 Shared Dispositive Power 0
11 Aggregate Amount Beneficially Owned by Each Reporting Person 31,050
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) .4%
14 Type of Reporting Person (See Instructions) IN

CUSIP No. 917286106
1 Names of Reporting Persons. Urstadt Realty Associates Co LP
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,902,431
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,902,431
11 Aggregate Amount Beneficially Owned by Each Reporting Person 1,902,431
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 22.0%
14 Type of Reporting Person (See Instructions) PN

CUSIP No. 917286106
1 Names of Reporting Persons. Urstadt Realty Shares II L.P.
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) OO – See Item 5(c)
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 950,798
9 Sole Dispositive Power 0
10 Shared Dispositive Power 950,798
11 Aggregate Amount Beneficially Owned by Each Reporting Person 950,798
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 11.0%
14 Type of Reporting Person (See Instructions) PN

CUSIP No. 917286106
1 Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only) Willing L. Biddle
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) PF/OO – See Item 5(c)
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 1,970,115
8 Shared Voting Power 27,740
9 Sole Dispositive Power 1,970,115
10 Shared Dispositive Power 27,740
11 Aggregate Amount Beneficially Owned by Each Reporting Person 1,997,855
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 23.1%
14 Type of Reporting Person (See Instructions) IN

This Statement on Schedule 13D constitutes Amendment No. 16 to the Schedule 13D dated September 10, 1987, as amended by Amendment Nos. 1 through 15 (the “Schedule 13D”), and is being filed on behalf of: (i) Charles J. Urstadt, (ii) Urstadt Property Company, Inc., a Delaware corporation (“UPCO”), (iii) Elinor F. Urstadt, (iv) Urstadt Realty Associates Co LP, a Delaware limited partnership, by UPCO as its sole general partner (“URACO”), (v) Urstadt Realty Shares II L.P., a Delaware limited partnership, by UPCO as its sole general partner (“URS II”) and (vi) Willing L. Biddle.  The reporting persons set forth in (i) – (vi) of the preceding sentence are sometimes hereinafter collectively referred to as the “Reporting Persons”.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

The Schedule 13D is hereby amended and supplemented as follows:

Item 2. Identity and Background.
Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

See Item 5 below.

Item. 4 Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

See Item 5 below.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby supplemented as follows:

(a)
Mr. Urstadt is the direct beneficial owner of 65,000 shares of Common Stock of the Issuer.  In addition, he is the indirect beneficial owner of 550,038 shares of Common Stock held by UPCO, 31,050 shares of Common Stock held by Mrs. Urstadt, 3,955 shares of Common Stock held by the Trusts Established Under the Issuer’s Excess Benefit and Deferred Compensation Plans (the “Compensation Plan Trusts”) for the benefit of Mr. Urstadt, 1,902,431 shares of Common Stock held by URACO, and 950,798 shares of Common Stock held by URS II.  As a result, Mr. Urstadt beneficially owns 3,503,272 shares of Common Stock, or 40.6% of the 8,637,390 shares of Common Stock outstanding as of January 7, 2011.

UPCO is the direct beneficial owner of 550,038 shares of Common Stock, which, when added to the 1,902,431 shares of Common Stock held by URACO and the 950,798 shares of Common Stock held by URS II, results in UPCO beneficially owning 3,403,267 shares of Common Stock, or 39.4% of the 8,637,390 shares of Common Stock outstanding as of January 7, 2011.

Mrs. Urstadt is the direct beneficial owner of 31,050 shares of Common Stock, or .4% of the 8,637,390 shares of Common Stock outstanding as of January 7, 2011.

URACO is the direct beneficial owner of 1,902,431 shares of Common Stock, or 22.0% of the 8,637,390 shares of Common Stock outstanding as of January 7, 2011.

URS II is the direct beneficial owner of 950,798 shares of Common Stock, or 11.0% of the 8,637,390 shares of Common Stock outstanding as of January 7, 2011.

Mr. Biddle is the direct beneficial owner of 1,962,645 shares of Common Stock individually, which, when added to the 2,307 shares of Common Stock owned by the Willing L. Biddle IRA for the benefit of Mr. Biddle, the 5,163 shares of Common Stock owned by P.T. Biddle (Deceased) IRA for the benefit of Willing Biddle, the 21,951 shares of Common Stock held by Catherine Urstadt Biddle, Mr. Biddle’s wife, the 555 shares of Common Stock owned by the Catherine U. Biddle IRA for the benefit of Catherine U. Biddle, the 4,164 shares of Common Stock held by the Compensation Plan Trusts for the benefit of Mr. Biddle and the 1,070 shares of Common Stock held by the Charles and Phoebe Biddle Trust UAD 12/20/93 for the benefit of the issue of Mr. Biddle, results in Mr. Biddle beneficially owning 1,997,855 shares of Common Stock, or 23.1% of the 8,637,390 shares of Common Stock outstanding as of January 7, 2011.

(b)
UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 550,038 shares of Common Stock directly owned by UPCO in view of the fact that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 1,902,431 shares of Common Stock directly owned by URACO in view of the fact that UPCO is the sole general partner of URACO, and that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 950,798 shares of Common Stock directly owned by URS II in view of the fact that UPCO is the sole general partner of URS II, and that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

Mrs. Urstadt has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 31,050 shares of Common Stock.

Mr. Biddle has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 1,970,115 shares of Common Stock.

(c)
On January 3, 2011, UPCO and Mr. Urstadt entered into an agreement, pursuant to which UPCO and Mr. Urstadt transferred Common Stock of the Issuer to URS II in amounts of 175 and 82,320 shares, respectively.

On January 3, 2011, URS II transferred 65,000 shares of Common Stock to Mr.Urstadt.

On January 3, 2011, the Issuer entered into an agreement with Mr. Biddle whereby Mr. Biddle was granted a restricted stock award of 100,000 shares of Common Stock pursuant to the Issuer’s Amended and Restated Restricted Stock Award Plan.

On January 3, 2011, the Issuer entered into an agreement with Mr. Urstadt whereby Mr. Urstadt was granted a restricted stock award of 75,000 shares of Common Stock pursuant to the Issuer’s Amended and Restated Restricted Stock Award Plan.

On December 31, 2010, the Compensation Plan Trusts made a required distribution to Mr. Urstadt of 7,320 shares of Common Stock of the Issuer held for the benefit of Mr. Urstadt.

On December 31, 2010, the Compensation Plan Trusts sold 501 shares of Common Stock of the Issuer held for the benefit of Mr. Biddle in order to make a required cash distribution to Mr. Biddle.

On December 1, 2010, Elinor F. Urstadt completed an equity swap with Mr. George H.C. Lawrence, a Director of the Issuer, by acquiring from Mr. Lawrence 9,750 shares of Common Stock of the Issuer and transferring to Mr. Lawrence 9,750 shares of Class A Common Stock of the Issuer.

On December 1, 2010, URACO completed an equity swap with Mr. Lawrence by acquiring from Mr. Lawrence 1,425 shares of Common Stock of the Issuer and transferring to Mr. Lawrence 1,425 shares of Class A Common Stock of the Issuer.

On December 1, 2010, Mr. Biddle completed an equity swap with Mr. Lawrence by acquiring from Mr. Lawrence 16,090 shares of Common Stock of the Issuer and transferring to Mr. Lawrence 16,090 shares of Class A Common Stock of the Issuer.

Except as set forth in this Schedule 13D, none of UPCO, Mr. Urstadt, Mrs. Urstadt, URACO, URS II or Mr. Biddle or, to the best knowledge of such parties, any of the persons listed on Schedule I to the Schedule 13D, owns any shares of Common Stock or has purchased or sold any shares of Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

Mr. Urstadt, as Chairman of the Board and Chief Executive Officer of the Issuer, and Mr. Biddle, as President and Chief Operating Officer of the Issuer, are participants in the Issuer’s Amended and Restated Restricted Stock Award Plan (the “Restricted Stock Award Plan”).  Mr. Urstadt is the indirect beneficial owner of 501,250 restricted shares of Common Stock, which were granted to Mr. Urstadt pursuant to the Restricted Stock Award Plan, and which are now owned directly by URS II, and Mr. Biddle is the direct beneficial owner of 837,500 restricted shares of Common Stock issued pursuant to the Restricted Stock Award Plan.

Under the limited partnership agreement for URS II, UPCO has the full power and authority to make all decisions, in its sole discretion, with respect to the shares of Common Stock held by URS II, including as to when and how such shares are to be voted or sold.  Notwithstanding the above, the Common Stock contributed by Mr. Urstadt to URS II remains subject to the terms and conditions in the applicable restricted stock award agreements pursuant to which Mr. Urstadt was issued the Common Stock under the Restricted Stock Award Plan.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

1.      Joint Filing Agreement, dated January 18, 2011

SIGNATURE

After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Dated January 18, 2011

/s/ Charles J. Urstadt
Charles J. Urstadt

URSTADT PROPERTY COMPANY, INC.

By:         /s/ Charles J. Urstadt
Name:             Charles J. Urstadt
Title:             Chairman of the Board

/s/ Elinor F. Urstadt
Elinor F. Urstadt

URSTADT REALTY ASSOCIATES CO LP

By:         URSTADT PROPERTY COMPANY, INC.
  Its sole general partner

By: /s/ Charles J. Urstadt
Name:             Charles J. Urstadt
Title:             Chairman of the Board

URSTADT REALTY SHARES II L.P.

By:         URSTADT PROPERTY COMPANY, INC.
  Its sole general partner

By:         /s/ Charles J. Urstadt
Name:             Charles J. Urstadt
Title:             Chairman of the Board

/s/ Willing L Biddle
Willing L. Biddle